HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

July 25, 2005

Division of International Corporat[redacted]
Securities and Exchange Commiss
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Please note that our majority shareholder Doğuş Holding A.Ş has made the following announcement:

"In line with our disclosure on 26 April 2005, the process that commenced with establishment of contact with various strategic investors over a potential sale of certain percentage of T. Garanti Bankası A.Ş. shares in our portfolio is still continuing.

In light of the articles in the press, there have been no new developments that necessitate us to make another public announcement at this stage."

Yours sincerely,

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Funda Gungor
Senior President
Corporate Strategy, Business Development
& Investor Relations

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